SunAmerica Asset

Management, LLC

Harborside 5

185 Hudson Street

Suite 3300

Jersey City, NJ 07311

www.aig.com

Jennifer M. Rogers

Associate General Counsel

SunAmerica Asset Management, LLC

AIG Life & Retirement

T +1 201 324 6522

C +1 215 284 0483

Jennifer.Rogers@aig.com

August 10, 2021

VIA EDGAR

Christina DiAngelo Fettig

John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: SunAmerica Series Trust

Registration Statement on Form N-14

Securities Act File No.  333-257555

Dear Ms. DiAngelo Fettig and Mr. Grzeskiewicz:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) on July 21, 2021 and July 28, 2021, in connection with a filing by SunAmerica Series Trust (the “Registrant” or “SAST”) with the SEC of the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the proposed acquisition by the applicable series of the Registrant set out in the following table under the heading “Acquiring Portfolios” (each an “Acquiring Portfolio”) of all of the assets and liabilities of the applicable series of the Registrant and/or Anchor Series Trust (“AST”) set out in the following table under the heading “Target Portfolios,” in exchange for the shares of the corresponding Acquiring Portfolio.

Target Portfolios	Acquiring Portfolios
SA Columbia Technology Portfolio, a series of SAST	SA Wellington Capital Appreciation Portfolio, a newly created series of SAST

Target Portfolios	Acquiring Portfolios
SA Wellington Capital Appreciation Portfolio, a series of AST	SA Wellington Capital Appreciation Portfolio, a newly created series of SAST
SA PGI Asset Allocation Portfolio, a series of AST	SA JPMorgan Diversified Balanced Portfolio, a series of SAST
SA Wellington Government and Quality Bond Portfolio, a series of AST	SA Wellington Government and Quality Bond Portfolio, a newly created series of SAST
SA Wellington Strategic Multi-Asset Portfolio, a series of AST	SA Wellington Strategic Multi-Asset Portfolio, a newly created series of SAST
SA WellsCap Aggressive Growth Portfolio, a series of SAST	SA JPMorgan Mid-Cap Growth Portfolio, a series of SAST

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding in italicized text. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Accounting Staff Comments

Comment 1:

Questions and Answers – Question 8. Please include a comparison of the management fees between the Target Portfolios and the Acquiring Portfolios and highlight any reorganization where an Acquiring Portfolio has a higher management fee than its corresponding Target Portfolio.

Response 1:	The requested change has been made.

Comment 2:	Prospectus/Proxy Statement – Summary – Fees and Expenses. Please confirm in correspondence for all fee tables that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response 2:	The Registrant confirms that the fees presented in the fee tables represent current fees in accordance with Item 3 of Form N-14.

Comment 3:

Please confirm that the fee tables in the Registrant’s registration statement on Form N-1A to be filed under Rule 485(b) relating to the registration of the Acquiring Portfolios that are shell funds (the “Shell Fund Registration Statement”) will show fees that agree to the pro forma fees represented in the Prospectus/Proxy Statement.

Response 3:

The Registrant submits that the fees shown in the Shell Fund Registration Statement with respect to each applicable Portfolio are the fees of its respective predecessor fund, which agree to the pro forma fees shown in the Prospectus/Proxy Statement.

Comment 4:

Prospectus/Proxy Statement – Summary – Fees and Expenses – Fee Tables (unaudited). Please explain in correspondence how the fees and expenses were calculated for the fee tables on page 27 given that one of the Target Portfolios, the SA Columbia Technology Portfolio, has a different fiscal year end than its corresponding Acquiring Portfolio, the SA Wellington Capital Appreciation Portfolio, and confirm whether the methodology used is the same or different than that used for other fee tables where the Target Portfolio and the Acquiring Portfolio have different fiscal year ends.

Response 4:

With respect to each Reorganization, the Registrant has calculated pro forma fees and expenses for the period that conforms to the most recent fiscal year end of the Acquiring Portfolio. With respect to each of the Acquiring SA Wellington Capital Appreciation Portfolio, the Acquiring SA Wellington Government and Quality Bond Portfolio and the Acquiring SA Wellington Strategic Multi-Asset Portfolio, the fiscal year end is December 31. With respect to each of the SA JPMorgan Mid-Cap Growth Portfolio and the SA JPMorgan Diversified Balanced Portfolio, the fiscal year end is January 31.

Comment 5:

Please disclose whether SunAmerica will be permitted to recoup expenses or fees from an Acquiring Portfolio that were previously waived under expense limitation agreements or advisory fee waiver agreements in place with the respective Target Portfolio(s).

Response 5:	The Registrant has added the requested disclosure to the subsection entitled “Comparison of the Portfolios – Investment Advisory and Management Agreement.”

Comment 6:

Prospectus/Proxy Statement – Summary – Fees and Expenses – Examples. In the narrative leading into the expense examples, please disclose that fee waivers are only reflected in the first year of the 1, 3, 5 and 10 year periods.

Response 6:	The requested change has been made.

Comment 7:

Prospectus/Proxy Statement – Comparison of the Funds – Purchase, Redemption and Valuation of Shares – Valuation of Shares. Please confirm supplementally that there are no valuation differences between a Target Portfolio and an Acquiring Portfolio that would cause an adjustment on the merger date. If there are differences, please quantify, disclose and show such adjustments in the capitalization tables.

Response 7:

The Registrant submits that the Acquiring Portfolios and the Target Portfolios are subject to the same valuation procedures. Accordingly, the Registrant confirms that there are no valuation differences between the Portfolios.

Comment 8:

Prospectus/Proxy Statement – Information About the Reorganizations – Terms of the Reorganization Agreements. The first sentence in the second paragraph states in relevant part that a Target Portfolio will transfer its assets in exchange for Acquiring Portfolio shares that are equal in value to the value of the Target Portfolio’s net assets on the Closing Date, “as determined in accordance with the Acquiring Portfolio’s valuation procedures or such other valuation procedures as shall be mutually agreed upon by the Portfolios.” If other valuation procedures may be mutually agreed upon by the parties, please disclose what those procedures could be and whether they will result in any adjustments. If the parties will not use other valuation procedures, please consider removing this language.

Response 8:	Please see Response 7. The Registrant has removed the language with respect to other valuation procedures.

Comment 9:

Prospectus/Proxy Statement – Other Information – Capitalization. Please confirm that there have been no material changes to the capitalization of each Portfolio since December 31, 2020 that would necessitate an update to the capitalization tables. If there have been material changes, please update the tables. Also, since pro forma financial statements are no longer required, it is the Staff’s position that capitalization information can be as of a recent date. Please consider updating the capitalization information in the Prospectus/Proxy Statement.

Response 9:	The Registrant confirms that there have been no material changes to the Portfolios’ capitalizations since December 31, 2020. Accordingly, it respectfully declines to update the capitalization tables.

Comment 10:

Prospectus/Proxy Statement – Other Information – Capitalization. The table showing the pro forma information for the reorganization of the Target SA Wellington Capital Appreciation Portfolio into the Acquiring SA Wellington Capital Appreciation Portfolio appears to show the wrong asset amounts. Please review the assets provided and either confirm that they are correct or revise as necessary.

Response 10:	The Registrant has revised the above-referenced capitalization table.

Comment 11:

Prospectus/Proxy Statement – Other Information – Capitalization. Please consider showing the totals of each Portfolio as a line item or as a note to the tables so that shareholders can compare the relevant size of the Portfolios without having to add up all of the assets. Please also disclose any adjustments that have been made.

Response 11:	The requested change has been made. The Registrant submits that no adjustments are necessary.

Comment 12:

Statement of Additional Information – Supplemental Financial Information. The Staff notes that, although none of the Reorganizations will result in a material change to a Target Portfolio’s investment portfolio due to the investment restrictions of the respective Acquiring Portfolio, certain Reorganizations will involve planned portfolio repositioning. Please add disclosure with respect to any significant portfolio repositioning of a Portfolio.

Response 12:	The requested change has been made.

Disclosure Staff Comments

Comment 13:	Please consider adding disclosure explaining that the Registrant and Anchor Series Trust are part of the same fund complex.

Response 13:	The requested change has been made.

Comment 14:	In the letter to shareholders, John Genoy signs as “President.” Please consider noting which entity or entities on whose behalf John Genoy is signing the letter for.

Response 14:	The requested change has been made.

Comment 15:	In the notice to shareholders, Kathleen Fuentes signs as “Secretary.” Please consider noting which entity or entities on whose behalf Kathleen Fuentes is signing the notice for.

Response 15:	The requested change has been made.

Comment 16:	Questions and Answers – Question 7. In addition to the chart, please also include narrative disclosure noting any differences in subadvisers between the Target Portfolios and the Acquiring Portfolios.

Response 16:	The requested change has been made.

*         *         *         *         *         *         *

Should you have any questions concerning the above, please call the undersigned at 215-284-0483.

Very truly yours,

/s/ Jennifer M. Rogers

Jennifer M. Rogers

Cc:	Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC
Edward J. Gizzi, Esq., SunAmerica Asset Management, LLC Stacey P. Ruiz, Esq., Willkie Farr & Gallagher LLP Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP